VISION BROADCAST NETWORK, INC.

One East Broward Blvd., Suite 700

Ft. Lauderdale, FL 33301

(954) 745-7591

Via Edgar

August 18, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20002

Re: VISION BROADCAST NETWORK, Inc.

Request to Withdraw Registration Statement on Form10 (RW)

SEC File Number 000-53709

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Vision Broadcast Network, Inc. (the “ Registrant”) hereby requests immediate withdrawal of its Registration Statement on Form 10 (File No. 000-53709), which was filed with the Securities and Exchange Commission (the “Commission”) on June 24, 2009 along with any amendments and exhibits (the “Registration Statement”).

The Registrants believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant is withdrawing the Registration Statement to avoid the automatic effectiveness of the Registration Statement sixty days after its initial filing before the Registrant has had an opportunity to fully respond to the comments of the Commission staff. Please note that the Registration Statement was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (954) 745-7591

Very Truly yours,

/s/ Donald Jones

Donald Jones

President, Chief Financial Officer, Director